FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
Commission File Number: 333-•

Focus Media Holding Limited
(Translation of registrant’s name into English)

28-30/F, Zhao Feng World Trade Building
369 Jiangsu Road
Shanghai 200050, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Focus Media Holding Limited
Form 6-K

Page
Signature	3
Exhibit 99.1 – Financial Statements of Perfect Media	F-1
Exhibit 99.2 – Financial Statements of Focus Media Changsha	F-14
Exhibit 99.3 – Financial Statements of Focus Media Qingdao	F-27
Exhibit 99.4 – Financial Statements of Focus Media Dalian	F-40
Exhibit 99.5 – Capital Beyond Limited	F-53
Exhibit 99.6 – Infoachieve Limited	F-66
Exhibit 99.7 – Target Media Holding Limited	F-94
EX-99.1 FINANCIAL STATEMENTS OF PERFECT MEDIA
EX-99.2 FINANCIAL STATEMENTS OF FOCUS MEDIA CHANGSHA
EX-99.3 FINANCIAL STATEMENTS OF FOCUS MEDIA QINGDAO
EX-99.4 FINANCIAL STATEMENTS OF FOCUS MEDIA DALIAN
EX-99.5 CAPITAL BEYOND LIMITED
EX-99.6 INFOACHIEVE LIMITED
EX-99.7 TARGET MEDIA HOLDING LIMITED

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Focus Media Holding Limited

By:	/s/ Jason Nanchun Jiang

Name:	Jason Nanchun Jiang
Title:	Chairman and Chief Executive Officer

Date: July 20, 2006